[Kentucky Bancshares, Inc. Letterhead]


August 28, 2014



United States Securities and Exchange Commission
Division of Corporate Finance
Submitted via EDGAR, as requested
Attn: John P. Nolan


Re:
Kentucky Bancshares, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013


File Number 000-52598


Dear Mr. Nolan:

We have reviewed your comments to the above referenced filing and related materials and provide the following as requested. The numbers below correspond to the comments of like number in your letter dated August 1, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements, Note 19 - Pension Matter

Comment 1. We note your disclosure related to the judgment in favor of the PBGC. Please provide us the following information:

a. Tell us how you determined the $1.6 million liability;

b. Tell us the total amount recorded in the income statement and where the amounts are presented;

c. Tell us how you determined the income statement impact was a decrease of $470 thousand compared to the net income disclosed in the January 31, 2014 Form 8-K; and

d. Tell us if you have recorded any benefit related to your indemnification undertakings. If so, please tell us the guidance supporting your recognition of the benefit and tell us how you considered the guidance in ASC 450-30-20.

Response to Comment 1:
a.	The $1.6 million liability represents 1) estimated annuity amendments
2) estimated legal accruals and 3) underpayments to plan participants with interest.
Annuity amendments 		$    51,000
Estimated legal accrual		     50,000
Underpayment with interest	  1,514,000
Total				$ 1,615,000
Estimated legal accruals and annuity amendments were determined based on discussions with our legal counsel. The underpayments to participants component was determined using an actuarial analysis completed by our actuaries at The Standard in May of 2011. The interest component was determined using the published Federal short-term interest rate based on the following guidance:

Code of Federal Regulation 29 Section 4022.83, PBGC reimbursement of benefit underpayments, is referenced and states, When the PBGC determines that there has been a net benefit underpayment made with respect to a participant, it shall pay the participant or beneficiary the amount of the net underpayment, determined in accordance with Section 4022.81(c), in a single payment.

Code of Federal Regulation 29 Section 4022.81 (c) (4) (i), Credit for interest on net underpayments, states, For months after May 1998, the applicable federal mid-term rate (as determined by the Secretary of the Treasury pursuant to section 1274(d)(1)(C)(ii) of the Code) for that month (or, where the rate for a month is not available at the time the PBGC calculates the amount to be recouped or reimbursed, the most recent month for which the rate is available) based on monthly compounding.

Code of Federal Regulation 26 Section 1274(d)(1)(C)(ii),
Determination of applicable Federal rate, states, The Federal mid-term and long-term rate shall be determined in accordance with the principles of clause (i).

Code of Federal Regulation 26 Section 1274(d)(1)(C)(i), states, Federal short-term rate The Federal short-term rate shall be the rate determined by the Secretary based on the average market yield (during any 1-month period selected by the Secretary and ending in the calendar month in which the determination is made) on outstanding marketable obligations of the United States with remaining periods to maturity of 3 years or less.

The federal mid-term rates are published each month by the Internal Revenue Service in accordance with section 1274(d) of the Internal Revenue Code.

b.	The amount included in the income statement was totaled $973 thousand, which is comprised of the estimated accrual of $1.6 million, net of the indemnification of $642 thousand, and was included in Salaries and employee benefits. The tax component was included in provision for income taxes.
c.	The income statement impact was a decrease of $470 thousand compared to the net income disclosed in the January 31, 2014 Form 8-K. This decrease was determined after taking into account the following income tax adjustments and indemnification undertakings:
Gross accrual  				$1,615,000
Less: Indemnification offset	           642,000
Less: Tax estimate		           503,000
	Net impact			$  470,000

d.	The $642 thousand indemnification offset referenced in response 1(c)
above was based on the following evaluation and consideration of ASC 450:
ASC 450-30-20 defines a gain contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain to an entity that will ultimately be resolved when one or more future events occur or fail to occur.  ASC 450-30-25-1 states that A contingency might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.  We recorded a
liability totaling $1.6 million as of December 31, 2013 when we received the Opinion and Order judgment issued by the United States
District Court on March 17, 2014.  We also recorded an account receivable totaling $642 thousand for the indemnification as of
December 31, 2013, resulting in pre-tax expense of $973,000.  We entered into an indemnification agreement, which indicated amounts
would be owed under the following conditions:   [Third Party] shall
assume the obligation to pay and satisfy, and [Third Party] shall indemnify KBI [Kentucky Bancshares, Inc.] from and against, fifty percent (50%) of any and all Expenses which KBI incurs or is or becomes legally obligated to pay, including (amounts) KBI is required to accrue as a liability in connection with the PBGC
Claim.  Additionally, Kentucky Bancshares, Inc. received an
Irrevocable Letter of Credit from a local bank on behalf of [Third
Party] for $800,000 with an expiration date of December 31, 2014.
The letter of credit supports the collectability of the account receivable. With the receipt of the judgment creating an obligation to pay and the issuance of the letter of credit, contingencies were eliminated and recording of the gain is supported.
We acknowledge the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



/s/Gregory J. Dawson
Gregory J. Dawson
Chief Financial Officer